Truewest Corporation

211 West Wall
Midland, Texas 79701

Telephone: 432.682.1761
Facsimile: 432.682.2560

Email: glennlittle@glennlittle.com


April 14, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Ladies and Gentlemen:

In response to your letter of the 10th of March 2009:

1) We will follow the staff's advice and label all inception to date disclosures as "Unaudited" in future filings.

2) Please be advised that the reverse stock split was effective in December 2008. The related disclosure clearly states "The Company's Board of Directors initially approved Item No. 1 above on February 28, 2007 and recommended that the Company effect the reverse split of its currently issued and outstanding Common Stock. The Board of Directors approved Item No. 2 above on December 1, 2006 in connection with the Company's change of domicile from Pennsylvania to Nevada at which time the Company's authorized capital stock was increased from 40,000,000 shares of common stock par value $0.01 to 100,000,000 shares of Common Stock par value $0.001 and 50,000,000 shares of Preferred Stock par value $0.001 to be issued in such series and designations as may be determined by the Board of Directors. That approval was adopted at the same time as a proposed 100,000 to 1 reverse split with fractional shares rounded up to the nearest whole share and no shareholder rounded to less than a round lot of 100 shares. The Company's Board of Directors decided not to proceed with that reverse split as announced in its Form 8-K filed on January 19, 2007. The change in domicile, however, from Pennsylvania to Nevada was completed and as a result the Company's authorized capital was increased as stated above."

     "On or about December 2, 2008, the Company completed the aforementioned reverse stock split on the basis of one (1) share for each 12,500 shares issued and outstanding, with fractional shares paid in cash at the rate of five ($.05) cents for each fractional share." [highlighting added]

     We believe that our disclosure adequately discusses the actions taken and the appropriate dates as the date of an approval for an action is not, in
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     fact,  the date of the action.  However,  we will change the wording of our disclosure to specifically note that the reverse stock split was effective in December 2008 in future filings.

3) The retroactive reset of the issued and outstanding shares as a result of the reverse stock split was presented in the Balance Sheets for the years ended September 30, 2008 and 2007. It was our interpretation that a reset of the individual inception-to-date equity transactions might be distorted if we applied the reset to the initial and all subsequent line items, given the Company's history. We will change our calculations and presentations on all future disclosures.

4) We will revise our disclosure to show the number of potentially dilutive shares in our footnotes in future filings.

5) We will revise our disclosures in Item I - Part II to reflect the requirements of Rule 13a-15(e).

6) We will revise our certification pursuant to Rule 13a-14(a) and Item 601(b)(31) of Regulation S-X.

In connection with this response the Issuer acknowledges:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any additional questions or comments.

Signed,


/s/ Glenn A. Little
---------------------------
Glenn A. Little
President